UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-14332

CUSIP NUMBER:  436233100

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the report checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

HOLLYWOOD MEDIA CORP.

Full Name of Registrant

Former Name if Applicable

2255 Glades Road, Suite 221A

Address of Principal Executive Office (Street and number)

Boca Raton, Florida 33431

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Hollywood Media Corp. (the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”), without unreasonable effort or expense.  The Company’s 2010 Form 10-K will be delayed due to the Company’s need to complete the Company’s consolidated financial statements and other information to be included in the 2010 Form 10-K to reflect the sale of the Company’s Broadway Ticketing Division (the “Broadway Sale”), through the sale of all of the outstanding capital stock of Theatre Direct NY, Inc. to Key Brand Entertainment Inc., as contemplated by that certain Stock Purchase Agreement, dated as of December 22, 2009, entered into between the Company and Key Brand Entertainment Inc. (as amended).

The Company is delaying the filing of the 2010 Form 10-K to ensure that the financial and other information (including the Company’s audited consolidated financial statements) to be included therein, will reflect the effects of the Broadway Sale.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mitchell Rubenstein	(561)	998-8000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ YES ☐ NO

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is currently anticipated that the Company’s net income for the fiscal year ended December 31, 2010 (that will be reflected in the earnings statement to be included in the 2010 Form 10-K) will be approximately $4.9 million, as compared to a net loss of $5.6 million for the fiscal year ended December 31, 2009.  The net income for the fiscal year ended December 31, 2010 was primarily due to the gain on the Broadway Sale.  The net loss for the fiscal year ended December 31, 2009 was primarily due to a $5.0 million impairment loss recorded in the second fiscal quarter of 2009.  However, the Company’s consolidated financial statements for the year ended December 31, 2010 have not yet been finalized.

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company believes that the Broadway Sale qualifies for discontinued operations treatment.  The Company currently anticipates that the assets and liabilities of the Company’s Broadway Ticketing Division will be classified as current or long term “Assets of discontinued operations” and current and long term “Liabilities of discontinued operations” in the Company’s consolidated financial statements to be included in the 2010 Form 10-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:  Those statements in this Form 12b-25 that are not historical facts (including, but not limited to, the Company’s expectations of net income and the timing of filing of its 2010 Form 10-K) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”  These forward-looking statements which may be identified by their use of words, such as “plan,” “may,” “believe,” “expect,” “intend,” “could,” “would,” “should”, “anticipate” and other words and terms of similar meaning, in connection with any discussion of our prospects, financial statements, business, dividends, financial condition, revenues, income, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  Important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, among other things, the Company’s failure to timely file its 2010 Form 10-K and other risks and factors described in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2009.  Such forward-looking statements speak only as of the date on which they are made.

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HOLLYWOOD MEDIA CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ Mitchell Rubenstein Mitchell Rubenstein, Chairman of the Board and Chief Executive Officer

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